EXHIBIT 99.1

Endeavour Silver Delivers Strong Production in Q1 2023

VANCOUVER, British Columbia, April 10, 2023 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (“Endeavour” or the “Company”) (NYSE: EXK; TSX: EDR) is pleased to report first quarter 2023 production of 1,623,545 silver ounces (oz) and 9,342 gold oz, for silver equivalent1 (“AgEq”) production of 2.4 million oz.

“The year is off to a strong start. First quarter silver equivalent production increased by 18% compared to the same period last year, as Guanacevi’s elevated silver grades continue to drive increased silver production,” stated Dan Dickson, Chief Executive Officer. “Our operations team has continued to deliver safe production, consistently meeting or beating our plan. These results provide management with continued confidence to advance our development projects, knowing we have the capabilities and culture to deliver.”

Q1 2023 Highlights

  Guanacevi Continues to Deliver: Silver and gold production met plan with higher grades offset by throughput and recoveries comparable to Q1 2022. Extended scheduled maintenance including mill liner and concentrate filter cloth changes led to lower tonnage throughput in February. Throughput returned to planned levels in March and is expected to remain on plan for the remainder of the year.
  Bolañitos’ Performance Remains Steady: Strong silver production, resulting from silver grades comporable to Q1 2022 along with increased throughput, were offset by the impact of slightly lower gold production and lower gold grades.
  Metal Sales and Inventories: Sold 1,667,408 oz silver and 9,126 oz gold during the quarter. Held 435,722 oz silver and 1,263 oz gold of bullion inventory and 35,347 oz silver and 503 oz gold in concentrate inventory at quarter end.
  Published Inaugural Climate Report: Entitled “Our Climate Journey,” highlighting the Company’s approach to climate change and alignment with the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) (see News Release dated March 9, 2023).
  Construction Advances at the Terronera Project: Progress on development activities include onsite delivery of mobile mining equipment, procurement of major equipment, and assembly of initial project infrastructure such as the temporary mine maintenance shop and a permanent camp facility. Earthworks included site clearing, road upgrades and underground mine access development.
  Financial Due Diligence Continues on Financing the Terronera Project: The Company intends to make a formal construction decision subject to completion of a financing package and receipt of additional amended permits in short order.

Q1 2023 Mine Operations

Consolidated silver production increased by 23% to 1,623,545 ounces in Q1 2023 compared to Q1 2022, driven by a 27% increase in silver production at the Guanacevi mine and a 1% increase in silver production at the Bolañitos mine.

Gold production increased by 7% to 9,342 ounces as a 20% increase in gold production at the Guanacevi mine was offset by a 1% decrease in gold production at the Bolañitos mine.

Guanacevi throughput in Q1 2023 was 1% higher than Q1 2022 and silver grades and gold grades were 26% and 19% higher, respectively. Guanacevi throughput was slightly below plan with the majority of mining in the new higher grade El Curso orebody. Supplies of local third-party feed continued to supplement mine production, amounting to 11% of quarterly throughput and contributing to the higher grades.

Bolañitos Q1 2023 throughput was 4% higher than Q1 2022 with silver grades flat and gold grades 2% lower. Silver production was 1% higher while gold production decreased by 1% at the Bolañitos mine.

Production Highlights for the Three Months Ended March 31, 2023

Q1 2023 Highlights	Three Months Ended March 31,
	2023	2022	% Change
Throughput (tonnes)	211,073	206,147	2%
Silver ounces produced	1,623,545	1,314,955	23%
Gold ounces produced	9,342	8,695	7%
Payable silver ounces produced	1,608,212	1,303,540	23%
Payable gold ounces produced	9,184	8,549	7%
Silver equivalent ounces produced[1]	2,370,905	2,010,555	18%
Silver ounces sold	1,667,408	1,717,768	(3%)
Gold ounces sold	9,126	8,381	9%

Q1 2023 Production by Mine

Production	Tonnes	Tonnes	Grade	Grade	Recovery	Recovery	Silver	Gold
by mine	Processed	per day	Ag gpt*	Au gpt*	Ag %	Au %	Oz	Oz
Guanaceví	102,375	1,138	511	1.42	85.6%	89.6%	1,439,924	4,188
Bolañitos	108,698	1,208	61	1.70	86.1%	86.8%	183,621	5,154
Consolidated	211,073	2,346	279	1.56	85.7%	88.0%	1,623,545	9,342

*gpt = grams per tonne
Totals may not add up due to rounding

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

Q1 2023 Financial Results and Conference Call

The Company’s Q1 2023 financial results will be released before markets open on Wednesday, May 10, 2023 and a telephone conference call will be held the same day at 10:00 a.m. PT / 1:00 p.m. ET. To participate in the conference call, please dial the numbers below.

Date & Time:	Wednesday, May 10, 2023 at 10:00 a.m. PT / 1:00 p.m. ET

Telephone:	Toll-free in Canada and the US +1-800-319-4610
Local or International +1-604-638-5340
Please allow up to 10 minutes to be connected to the conference call.

Replay:	A replay of the conference call will be available by dialing (toll-free) +1-800-319-6413 in Canada and the US (toll-free) or +1-604-638-9010 outside of Canada and the US. The replay passcode is 0037#. The replay will also be available on the Company’s website at www.edrsilver.com.

About Endeavour Silver – Endeavour Silver Corp. is a mid-tier precious metals mining company that operates two high-grade underground silver-gold mines in Mexico. Endeavour is currently advancing the Terronera mine project towards a construction decision, pending financing and final permits and exploring its portfolio of exploration and development projects in Mexico, Chile and the United States to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

Contact Information
Galina Meleger, VP of Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Email: gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the development and financing of the Terronera project, including anticipated decisions on construction and financing, estimation of mineral resources at Pitarrilla, prospects for Terronera, Pitarrilla and Parral, Endeavour’s anticipated performance in 2023 including changes in mining operations and forecasts of production levels, anticipated production costs and all-in sustaining costs, and the timing and results of various activities. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, production levels, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to the ultimate impact of the COVID 19 pandemic on operations and results, changes in production and costs guidance, national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; financial risks due to precious metals prices, operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, availability of debt financing for the Terronera Project, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

1 Silver equivalent calculated using an 80:1 silver:gold ratio.